January 13, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	William H. Dorton, Staff Attorney
Dietrich A. King, Assistant Director, Office of Financial Services

Access National Corporation

Registration Statement on Form S-4

Filed December 12, 2016

File No. 333-215054

Ladies and Gentlemen:

On behalf of Access National Corporation (the “Corporation”), I submit this letter containing the Corporation’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above-referenced Registration Statement contained in the Staff’s letter, dated January 6, 2017 (the “Comment Letter”). Concurrently with the submission of this letter, the Corporation is filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

For ease of reference, the Staff’s comments are replicated below in italics and numbered to correspond with the paragraph number assigned in the Comment Letter. The comment is followed by the corresponding response of the Corporation. Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Amended Registration Statement.

Summary, page 5

Conditions to Completion of the Merger (page [●]), page 8

1.	We note that maintenance by each party of minimum tangible equity is a condition to completion of the merger. Please expand this section to disclose the respective amounts of minimum tangible equity required under the merger agreement for each party as well as each party’s tangible equity as of a recent date. Please also revise your disclosure on page 80 to provide each party’s tangible equity as of a recent date.

The Corporation has revised the Registration Statement to disclose the respective amounts of minimum tangible equity required under the merger agreement for each of Access and Middleburg, and the tangible equity of each of Access and Middleburg as of September 30, 2016, the latest date for which such information is available as of the date of this letter. Please see the revised disclosures on pages 9 and 82 of the Amended Registration Statement.

The Merger, page 45

Opinion of Access’s Financial Advisor, page 52

2.	We note that, in arriving at its opinion, FBR relied, in part, on certain financial forecasts for Middleburg prepared by the management of Middleburg and adjustments thereto and extensions thereof prepared by the management of Access. Please revise this section to disclose these forecasts to the extent that they materially informed FBR’s analysis.

The Corporation has revised the Registration Statement to disclose the respective financial forecasts for Middleburg prepared by the management of Middleburg and adjustments thereto and extensions thereof prepared by the management of Access. Please see the revised disclosure under the heading “Certain Unaudited Prospective Financial Information” beginning on page 69 of the Amended Registration Statement.

Interests of Certain Middleburg Directors and Executive Officers in the Merger, page 69

3.	Please file written consents for each Middleburg director who will become a director of Access after the merger, as required by Securities Act Rule 438.

The Corporation has filed as Exhibit 99.5 to the Amended Registration Statement the written consent of each Middleburg director named in the Amended Registration Statement as an anticipated director of Access following the effective date of the merger.

Exhibit 8.2 – Opinion of Williams Mullen, a Professional Corporation

4.	We note counsel’s statement that its opinion is issued to Middleburg in satisfaction of certain requirements under the merger agreement and that it “may not otherwise be . . . relied upon by any other person.” Please have counsel revise its legal opinion to remove this limitation on reliance. Please refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, counsel has revised its legal opinion as requested and the Corporation has filed such revised legal opinion as Exhibit 8.2 to the Amended Registration Statement.

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The Corporation acknowledges the Staff’s closing comments and will comply with the requests set forth therein in connection with any subsequent amendments and acceleration requests.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (703) 871-2100 or mclarke@accessnationalbank.com.

Sincerely,

ACCESS NATIONAL CORPORATION

By:	/s/ Michael W. Clarke
Michael W. Clarke
President and Chief Executive Officer

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